UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT DOCOMO, INC.’S ANNOUNCEMENT OF A CHANGE IN ITS NON-CONSOLIDATED RESULTS FOR THE FISCAL YEAR ENDED MARCH 31, 2013 AS COMPARED TO ITS NON-CONSOLIDATED RESULTS FOR THE FISCAL YEAR ENDED MARCH 31, 2012

On April 26, 2013, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding an announcement by NTT DOCOMO, INC., a subsidiary of the registrant, of a change in its non-consolidated results for the fiscal year ended March 31, 2013 as compared to its non-consolidated results for the fiscal year ended March 31, 2012. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: April 26, 2013

April 26, 2013

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING NTT DOCOMO, INC.’S ANNOUNCEMENT OF A CHANGE IN ITS NON-CONSOLIDATED RESULTS FOR THE FISCAL YEAR ENDED MARCH 31, 2013 AS COMPARED TO ITS NON-CONSOLIDATED RESULTS FOR THE FISCAL YEAR ENDED MARCH 31, 2012

NTT DOCOMO, INC. (“NTT DOCOMO”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced a change in its non-consolidated results for the fiscal year ended March 31, 2013 (April 1, 2012 – March 31, 2013) as compared to its non-consolidated results for the fiscal year ended March 31, 2012 (April 1, 2011 – March 31, 2012). For more details, please see the attached press release by NTT DOCOMO.

This change in the non-consolidated results of NTT DOCOMO will not have a material impact on the consolidated results of operations of NTT.

For further inquiries, please contact:

Yusuke Aida or Kenichi Matsuno
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5581
Fax:	+81-3-5205-5589

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

April 26, 2013

Notice Concerning Difference in Individual Financial Results (Non-consolidated Financial Results) Compared to Actual Figures for the Previous Year Results

NTT DOCOMO, INC. hereby announces that there is a difference between the individual financial results (non-consolidated financial results) for the year ended March 2013 (April 1, 2012 – March 31, 2013) and the actual results for the previous year (year ended March 2012; April 1, 2011 – March 31, 2012), and that this difference has reached the level requiring disclosure.

Due to the Company not disclosing forecasts for individual financial results (non-consolidated financial results) for the said period, a comparison of actual values is used to describe the change.

1. Difference between the non-consolidated financial results for the year ended March 2013 and the actual figures for the previous year

	Operating Revenues	Operating Income		Income before Income Taxes		Net Income		Net Income Per Share
Previous year results (A) (Year ended March 2012)	(millions of yen 4,378,533)	(millions of yen 871,356)		(millions of yen 953,351)		(millions of yen 558,061)		(Yen Sen 13,457.78)
Actual values for this year (B) (Year ended March 2013)	(millions of yen 4,509,808)	(millions of yen 831,796)		(millions of yen 884,353)		(millions of yen 376,640)		(Yen Sen 9,082.76)
Change (B-A)	(millions of yen 131,274)	(millions of yen (39,560	) )	(millions of yen (68,998	) )	(millions of yen (181,421	) )	(Yen Sen (4,375.02	) )
Change (%)	3.0	(4.5)		(7.2)		(32.5)		(32.5)

2. Reason for the difference occurring

The recording of a loss on valuation of stocks of affiliated companies held by the Company was the primary factor that led to net income falling by ¥181,421 million from previous year to ¥376,640 million.

The total loss on valuation of stocks of affiliated companies was ¥189,124 million, and this was recorded as an extraordinary loss in the individual (non-consolidated) financial statements. The amounts and main components of the loss on valuation were ¥139,242 million on Tata Teleservices Limited stocks, ¥37,161 million on Robi Axiata Limited stocks and ¥11,674 million on DOCOMO interTouch Pte. Ltd. stocks.

(Note)	Unlike accounting treatment under non-consolidated accounting, as the Company’s equity in losses of subsidiaries and associated companies is deducted from the acquisition cost of those companies every quarter under consolidated accounting, the Company recorded a total loss of ¥33,645 million in its consolidated result of the fiscal year 2012 based on the valuation of the fair value of those companies.

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111